UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan St.

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

CONTENTS

Press Releases

On August 22, 2024, HUB Cyber Security Ltd. (the “Company” or “HUB”) issued a press release titled “HUB Security Formalizes Collaboration with Blackswan Technologies to Lead the Rapidly Growing Secured Data Fabric (SDF) Multi-Billion Dollar Market.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

Blackswan Collaboration Agreement

Further to the press releases issued by the Company on November 6, 2023 and November 30, 2023 regarding the Company’s ongoing collaboration efforts with Blackswan Technologies, a leading U.S. enterprise-AI vendor (“BST”), the Company hereby announces entry into a written collaboration agreement with BST, formalizing the terms of the collaboration between the parties (the “BST Collaboration Agreement”).

The BST Collaboration Agreement is effective as of November 1, 2023 and pursuant to the terms thereof, BST agreed to conduct activities directed by HUB to integrate BST technology with HUB technology. In addition, HUB agreed to provide advisory services to BST in connection with BST’s performance under specified commercial agreements. Pursuant to the BST Collaboration Agreement, HUB receives all rights to any deliverables created under the BST Collaboration Agreement and an irrevocable, perpetual license to any BST background intellectual property created or developed before or after the effective date of the BST Collaboration Agreement. The BST Collaboration Agreement further grants HUB with the exclusive right available until August 22, 2025 to elect to acquire all of the outstanding share capital of BST or assets of BST to be selected by Hub, in consideration for HUB ordinary shares, no par value, representing up to thirty percent (30%) of HUB’s outstanding share capital immediately following the closing of the acquisition on a fully-diluted basis, subject to adjustment and further terms and conditions to be set forth in a definitive agreement. While there is no certainty as to the duration of the BST Collaboration Agreement or any other transaction between the parties, HUB ultimately hopes to leverage the success of the collaboration under the BST Collaboration Agreement into an acquisition of BST, subject to the completion of due diligence and negotiation of a definitive agreement.

The foregoing is a summary description of certain terms of the BST Collaboration Agreement and, by its nature, is not comprehensive. The BST Collaboration Agreement contains customary representations, warranties and covenants that the parties made to, solely for the benefit of, each other in the context of all of the terms and conditions of the BST Collaboration Agreement and in the context of the specific relationship between the parties thereto.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: August 29, 2024	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated August 22, 2024.

3